UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alcatel-Lucent

File No. 001-11130 - CF#30190

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Alcatel-Lucent submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on September 30, 2013.

Based on representations by Alcatel-Lucent that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through January 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary